

June 14, 2011

<u>Via E-mail</u>
Mr. Gerald O'Reilly
President
Post Data, Inc.
10160-114 Street, Suite 403
Edmonton, AB T5K 2L2

> **Re:** **Post Data, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2011**
> **File No. 3-174433**

Dear Mr. O'Reilly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the company has not yet commenced operations, has no revenues, contracts or agreements with customers, has conducted no business activity, has no employees and only has $19,000 in cash. We also note that your stock is penny stock and your registration statement contains very general disclosure related to the nature of your business plan. Given these facts and the disclosure in the pending registration statement, we believe your company is a blank check company and that your offering must comply with the requirements of Rule 419. If you disagree, provide in your response letter an analysis of why Rule 419 should not apply and substantially revise your entire prospectus to provide a detailed description of your specific business plan.

2. Because this is a best efforts, no minimum offering, please revise your Use of Proceeds and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your

disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

Prospectus Cover Page, page 1

3. Please prominently disclose on this page the fact that the company is a shell company.

Risk Factors, page 4

4. Many of the headings of your risk factors recite a condition or uncertainty to which your business is subject, but do not describe the risk to investors that the condition or uncertainty poses. For example, see the risk factor titled "The Company is Subject to the Risks Inherent in the Creation Of A New Business" on page four, "The Potential Market is Limited by The Limited Nature Of The Products," on page seven and "Reliance Upon One Individual as President, Treasurer, Secretary and Sole Director of the Company," on page eight. These are just examples. Please ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to investors. See Item 503(c) of Regulation S-K.

5. Include risk factor disclosure, if true, that Mr. O'Reilly does not have any experience with a public company or with decommissioning electronic data storage.

6. Include risk factor disclosure addressing the fact that there is no minimum amount to be raised in the offering and therefore your ability to meet your financial obligations and commence your business plan could be adversely affected if the offering is not fully subscribed for. Your disclosure should clearly state the minimum level of capital that must be raised for the company to commence operations.

"Sale of Services and Subsequent Importation of Electronic Data Storage Devices…," page 5

7. Please revise your disclosure to explain why customers may not be able to export electronic data storage devices.

"Reliance Upon One Individual as President, Treasurer and Secretary and Sole Director of the Company," page 8

8. Please revise this risk factor to clarify that Mr. O'Reilly is only devoting 75% of his time to the Company. Address any conflicts of interest he may have with respect to his involvement in other activities.

Description of Business, page 15

9. Please explain how you intend to build "a reputation of loyalty." We note that you have not yet commenced operations.

10. Please expand your disclosure to indicate how you will obtain "free online marketing."

11. Please provide the basis for your statements that your services will render the data "totally un-recoverable and totally secure." We note that it does not appear that Mr. O'Reilly has any experience with decommissioning electronic data storage.

Competition, page 15

12. We note your statement that your limited research indicates that there are no other firms providing the same service you are contemplating. Please expand your disclosure to clarify why your service will be materially differentiated from the services currently offered by your competitors. Your disclosure should address competitors that provide on-site destruction as well as those that have multiple drop off or pick up locations. Please see Item 101(h)(4)(iv) of Regulation S-K.

Capital and Liquidity, page 30

13. Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We note your risk factor on this issue on page seven.

Plan of Operation, page 30

14. Please revise your disclosure to indicate how much money is needed from the offering for the company to begin operations, and how long such operations can be sustained without revenues from operations or additional financing. We note that you intend to have the business "fully functional and providing services" by the end of the first quarter of operations (page 31). Please confirm, if true, that your reference to the "first quarter of operations" is a reference to the first quarter that will commence after completion of this offering.

15. We note your statement on page 10 that you do not intend to pay any offering expenses from the proceeds of the offering. Please explain how you will pay such costs, which, as you have indicated on page 35, may be approximately $22,000.

16. Please explain the President's "experience with the necessary trades and professionals" necessary to operate the business as referenced on page 31.

17. We note your disclosure on pages 30 and 31 that Mr. O'Reilly will engage individuals as needed during the first year of operations in the event that the work load increases. Please disclose what actions you will take, if any, to keep customers' information confidential if you engage third parties to complete your services.

18. We note your statement on page 31 that your preliminary investigations indicate that you do not fall within an industry or service sector with "particular or onerous reporting or compliance standards or regulations." Please disclose *any* governmental reporting or compliance standards which you believe you will be subject to. See Item 101(h)(4)(ix) of Regulation S-K.

19. In order to provide context to your disclosure, disclose the cost of the equipment identified on page 31.

20. We note your statement on page 32 that the President has verbally agreed to loan the company up to $10,000 per month for the first year. We also note that Exhibit 10.1 indicates that such loans will be payable on demand. Please revise your disclosure in the registration statement to reflect the understanding that such loans will be payable upon demand.

Biographical Information, page 32

21. In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. O'Reilly's business experience in the last five years, including time periods of employment at each entity. Please discuss the other projects that he is involved with and address whether they may pose a conflict of interest with the company.

Certain Relationships and Related Transactions and Director Independence, page 33

22. We note your statement that Mr. O'Reilly would be considered a promoter. Please expand your disclosure to indicate what he has received or will receive as a promoter and explain how you have come to this conclusion, including the disclosure required by Item 404(d) of Regulation S-K. In tabular or other similarly concise format, please identify all other registration statements of companies for which Mr. O'Reilly may have acted as promoter, or in which he had a controlling interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy   for

Larry Spirgel
Assistant Director